Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800	Exhibit 99.4

Press release

Rio Tinto to exercise its remaining warrants in Ivanhoe Mines

21 June 2011

Rio Tinto has given notice to Ivanhoe Mines Ltd (Ivanhoe) that it is exercising its remaining warrants, which will increase its ownership of Ivanhoe shares from 42.0 per cent to 46.5 per cent. Under Rio Tinto’s agreement with Ivanhoe in December 2010, Rio Tinto agreed to exercise its remaining warrants for the ongoing development of the Oyu Tolgoi project by no later than January 2012.

The remaining warrants entitle Rio Tinto to acquire 55,122,253 shares at an average subscription price of approximately US$9.10 per share, for total consideration of approximately US$502 million. Rio Tinto’s increased ownership will permit it to nominate an additional director to Ivanhoe’s board which will increase Rio Tinto-nominated directors from six to seven out of a total of 14.

Andrew Harding, chief executive, Rio Tinto Copper said “Exercising the warrants provides further funds for developing Oyu Tolgoi. Construction is well underway and Oyu Tolgoi plans to spend US$2.3 billion in 2011 on the project’s development. The workforce is expected to peak at 14,000 this year.

“Rio Tinto took over management of the project in December. Our industry-leading operating and technical capabilities will enable the development of this world-class project to the highest of standards, for the benefit of our shareholders and the people of Mongolia.”

Rio Tinto can increase its ownership in Ivanhoe to 49 per cent on or before 18 January 2012 including by the exercise of its subscription right to acquire shares from Ivanhoe, and the right to acquire additional Ivanhoe securities from Ivanhoe and Robert Friedland in certain circumstances. If Rio Tinto were to fully exercise its subscription right, it would own approximately 48.5 per cent of Ivanhoe’s outstanding shares.

Depending upon its assessment of Ivanhoe’s business, prospects and financial condition, the market for Ivanhoe’s securities, general economic and tax conditions, and other factors, Rio Tinto will consider availing itself of its rights to acquire additional securities of Ivanhoe.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

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For further information, or to obtain a copy of Rio Tinto’s early warning report once it is filed with the Canadian securities regulators, please contact:

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
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Christina Mills
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David Luff	Dave Skinner
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Karen Halbert	Christopher Maitland
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Bruce Tobin
Office: +61 (0) 3 9283 3612
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Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

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